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2016 Annual Statement of Servicer Compliance (Item 1123)

Pooling and Servicing Agreement (the “Pooling and Servicing Agreement”) dated as of August 1, 2015 by and among Credit Suisse First Boston Mortgage Securities Corp. as Depositor, Midland Loan Services, a Division of PNC Bank, National Association as Master Servicer, Rialto Capital Advisors, LLC as Special Servicer, Pentalpha Surveillance LLC as Operating Advisor, Wells Fargo Bank, National Association as Certificate Administrator and Wells Fargo Bank, National Association as Trustee relating to the Credit Suisse First Boston Mortgage Securities Corp., CSAIL 2015-C3 Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates Series 2015-C3

(CSAIL 2015-C3)

The undersigned, a duly authorized officer of Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), solely with respect to the Charles River Plaza North Whole Loan (“Loan”), herein certifies to the following:

1.	All servicing activities and performance of such servicing activities solely with respect to the Loan under the Pooling and Servicing Agreement are performed on behalf of the Special Servicer.

2.

A review of the servicing activities and performance by the Special Servicer for the period of January 1, 2016 to October 13, 2016 (the “Reporting Period”) solely with respect to the Loan in accordance with the Pooling and Servicing Agreement has been conducted under my supervision.

3.	To the best of my knowledge, based on such review, the Special Servicer has fulfilled all of its obligations under the terms of the Pooling and Servicing Agreement solely with respect to such Loan, in all material respects for the Reporting Period and if there has been a failure to fulfill any such obligations in any material respect, each failure and the nature and status thereof has been specifically identified herein.

Certified by:	/s/ Adam Singer	Date: March 1, 2017
Adam Singer, Managing Director